  April 30, 2013

VIA EDGAR CORRESPONDENCE

Division of Investment Management

U.S. Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re:	BlackRock Funds II, Inc. (the “Registrant”) Securities Act File No. 333-142592 Investment Company Act File No. 811-22061

Ladies and Gentlemen:

In connection with the Commission Staff’s review of Post-Effective Amendment No. 103 to the Registration Statement on Form N-1A of the Registrant on behalf of the BlackRock Strategic Income Opportunities Portfolio, a series of the Registrant, as filed with the Commission on February 28, 2013 (the “Registration Statement”), the Registrant acknowledges that, with respect to filings made by the Registrant with the Commission and reviewed by the Staff:

(a)	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;
(b)	Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and
(c)	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

BlackRock Funds II

By:	/s/ Benjamin Archibald
Name:	Benjamin Archibald
Title:	Secretary